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                              September 16, 2022

       Henry C.W. Nisser, Esq
       President and General Counsel
       BitNile Holdings, Inc.
       11411 Southern Highlands Parkway, Suite 240
       Las Vegas, NV 89141

                                                        Re: BitNile Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            File No. 001-12711

       Dear Mr. Nisser, Esq:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Our Mining Operations, page 11

   1.                                                   Tell us and revise your
disclosures to clarify the nature of the    fees payable in connection
                                                        with obtaining the
ability to enter into the contracts    with Bitmain Technologies Limited.
                                                        In doing so, explain to
us and disclose how you account for them and provide us with your supporting accounting
analysis. For example, see ASC 340-40.
       Intellectual Property, page 15

   2. You disclose that you have developed certain proprietary software applications for purposes of your
planned cryptocurrency mining operations. Please tell us and disclose the nature and purpose
of the proprietary software and your related accounting policy.
                                                        Please reference the
applicable authoritative accounting guidance that supports your treatment.
 Henry C.W. Nisser, Esq
BitNile Holdings, Inc.
September 16, 2022
Page 2
Risks Related to Our Bitcoin Operations, page 41

3. We note your reference to GAAP on the bottom of page 43 pertaining to your discussion of energy consumption statistics. Please clarify why you reference GAAP when discussing energy consumption statistics and revise your disclosures as necessary.
4. Please address the following comments related to the first risk factor on page 46:

                We note your disclosure that you currently mine and receive transaction fees paid in Bitcoin. It appears you provide computing power to a pool operator and get paid a transaction price for doing so, rather than mine. It also appears that the mine pool operators, rather than you, receive transaction fees paid in Bitcoin by participants who initiated transactions associated with new blocks. Please revise your disclosure accordingly. If our understanding is not correct, please advise.

                We note your disclosure that you "will be marking Bitcoin to fair value each quarter"
              and that both realized and unrealized changes will be reflected in your statements of operations under the "value measurement model." Citing applicable authoritative guidance, explain to us in sufficient detail how this accounting treatment complies with GAAP. Also reconcile these disclosures with your accounting policy on page F-
              21 that indicates digital currencies are accounted for as indefinite-lived intangible assets at cost less impairment.
Consolidated Statements of Operations and Comprehensive Loss, page F-9

5. Please separately present cost of revenue for each of your revenue sources. See Rule 5-
         03(b)(2) of Regulation S-X.
Consolidated Statements of Cash Flows, page F-12

6. Please tell us and disclose your accounting policy for the classification of cash flows from crypto asset sales and purchases. Please tell us the applicable authoritative accounting guidance that supports your treatment.
7. You disclose on page 12 that you convert Bitcoin into fiat currency on a bimonthly basis.
         Please reconcile this statement with your fiscal 2021 statement of cash flows which presents $890,000 of non-cash investing and financing activities related to the "payment of accounts payable with digital currency," but does not appear to reflect the conversion of
         Bitcoin into fiat currency.
3. Basis of Presentation and Significant Accounting Policies
Revenue Recognition
FirstName LastNameHenry C.W. Nisser, Esq
Lending and Trading, page F-17
Comapany NameBitNile Holdings, Inc.
8.     Please
September   16,tell
                2022us Page
                       and disclose
                            2       if you lend or trade crypto assets.
FirstName LastName
 Henry C.W. Nisser, Esq
FirstName LastNameHenry   C.W. Nisser, Esq
BitNile Holdings, Inc.
Comapany 16,
September  NameBitNile
              2022     Holdings, Inc.
September
Page 3    16, 2022 Page 3
FirstName LastName
Blockchain Mining, page F-17

9.       Please address the following comments related to your blockchain mining revenue
         recognition policies and disclosures:
             Disclose the number of mining pool operators with whom you contract and tell us the consideration you gave to disclosing the percentage of revenue from each operator.
             See ASC 280-10-50-41 and -42.
             Disclose whether your contracts are cancelable at any time by either party without penalty.
             Disclose whether you provide computing power to the mining pool operator, as the disclosure of the counterparty to your contracts suggests, rather than the mining pool.
             Specify to whom you provide computing power in your description of the output of your ordinary activities and clarify which party is principal in providing transaction verification services. Specifically, if true, clarify that you provide computing power to the mining pool operator with whom you contract, who in turn provides transaction verification services.
             Provide a more fulsome description of the "Full Pay Per Share" model, including whether you are entitled to consideration for only successful block placement by the mining pool operator and the period of time for which your proportionate share of computing power is determined.
             Reconcile your disclosure that the fair value of cryptocurrency received is determined
                at the time of receipt    with the disclosure on page F-21 that
   daily revenues    are
             measured using    the pricing of Bitcoin on a nightly basis    and
the disclosure that it is
             measured based on the    date of receipt.    If you use other than
time of receipt, clarify
             what that means and provide a supporting accounting analysis.
10. We note the disclosure that your enforceable right to compensation only begins when you provide computing power to the mining pool operator. Please more fully describe for us, and disclose how you determined the ASC 606 contract duration. In your response, please provide your supporting accounting analysis and address the following:
             Whether you have the right under your contract with the pool operator to decide at what point in time and for what duration you will provide computing power, including whether you can start and stop providing computing power at any time;
             How your evaluation of contract inception and contract duration considered your rights, if any, to determine when to commence and cease providing computing power; and
             How the amount of rewards received for providing computing power may be impacted should you start and stop mining within the period used to determine your consideration or during a successful block attempt by the pool operator.
11. You state that digital asset transaction fees to the mining pool operator are recorded as an offset to revenues. With clarifying disclosure in mind, please more clearly articulate for us what you mean by this disclosure. In your reply, provide your analysis of the guidance for determining the transaction price beginning at ASC 606-10-32-2. That is, based on
 Henry C.W. Nisser, Esq
BitNile Holdings, Inc.
September 16, 2022
Page 4
         your contract with the pool operator, tell us the amount of consideration to which you expect to be entitled for providing computing power to the pool operator. In this regard, tell us whether the payment received from the mining pool operator is net of the mining
         pool operator   s transaction fees. If so, clarify whether the single
amount (i.e., net fees
         received) represents the transaction price paid to you in satisfaction of your performance obligation to the pool operator and if the amounts retained by the pool operator relate to the activities it must undertake to fulfill its contract with you. Digital Currencies, page F-21

12. Please tell us and revise your accounting policy to clarify the unit of account you use for assessing impairment and whether you recognize an impairment any time carrying value exceeds fair value. Also tell us and revise your accounting policy to clarify what you mean by your impairment policy disclosure on page 16 that you account for "mining-
         related gains or losses in accordance with the first-in, first-out
method of accounting.    As
         part of your reply, reconcile for us your use of    the pricing of
bitcoin on a nightly basis,
         which you disclose on page F-21, to ASC 350-30-35-18 and -19 and reconcile the impairment policies disclosed in your Form Form S-3/A and Form 10-K.
4. Revenue Disaggregation, page F-27

13.      Please tell us what the $788,000 of    other    revenues in the
Cryptocurrency segment
         represents.

8. Digital Currencies, page F-30

14. Please revise your disclosure to provide a rollforward of each material holding of crypto assets. To the extent you only hold Bitcoin, revise the disclosure to indicate.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Kevin Woody,
Branch Chief, at (202) 551-3629 with any questions.



FirstName LastNameHenry C.W. Nisser, Esq                       Sincerely,
Comapany NameBitNile Holdings, Inc.
                                                               Division of
Corporation Finance
September 16, 2022 Page 4                                      Office of
Manufacturing
FirstName LastName